Dunham Funds

August 11, 2008

Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Attention: Ms. Linda Stirling

Re:	Dunham Funds. Registration Statement on Form N-14/A Filed July 29, 2008 File No. 333-150950 Accession No. 0000910472-08-000459

Dear Sir or Madam:

Dunham Funds (the “Trust”), the undersigned registrant, has determined that the amendment filed on EDGAR Form N-14/A on August 8, 2008 (the “Amendment”) to the Trust’s registration with the SEC was filed incorrectly.  The Amendment failed to include the series identifiers for both the acquiring and target series identified in the N-14 registration statement.

Therefore, it is in the best interests of the Trust and the public that the filing be withdrawn.  Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn. It is our understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the Commission, unless Dunham Funds receives notice from the Commission that this application will not be granted.

Please direct any questions concerning this letter to JoAnn Strasser, of Thompson Hine LLP, counsel to the Trust at (513) 352-6700.

Very truly yours,
/s/ Emile R. Molineaux
Emile Molineaux, Assistant Secretary, Dunham Funds